Exhibit 99.85

Cybin Files an International Patent Application Further Strengthening its Psychedelic Derivative Drug Development Candidates Across 153 Global Jurisdictions

TORONTO--(BUSINESS WIRE)--May 26, 2021--Cybin Inc. (NEO:CYBN) (OTCQB:CLXPF) ("Cybin" or the "Company"), a biotechnology company focused on progressing psychedelic therapeutics, today announced that it has filed an international patent application that brings the potential to obtain patent coverage in 153 countries.

The application, governed by the Patent Cooperation Treaty ("PCT"), grants the Company the right to file future national applications into treaty member jurisdictions, including important potential markets for the Company. The PCT claims a library of psychedelic derivative drug development candidates.

The Company continues to execute upon its three-pillar drug development strategy to create: (a) a novel drug discovery platform and research on the potential efficacy of psychedelic molecules to address unmet mental health needs; (b) efficient drug delivery to enhance dosing control; and

(c)a potential novel treatment regimen. The PCT application is intended to provide broad international patent protection of key intellectual property in support of the Company's strategic objectives.

"Technologies gained by Cybin resulting from our strategic acquisition of Adelia Therapeutics, coupled with subsequent research initiatives from our experienced scientific team, have produced Cybin's first PCT filing. As we progress our R&D and clinical programs, we expect to continue to create and develop innovative therapeutics with faster onset of action, smoother pharmacokinetic profiles, shorter treatment periods, and reduced side effects," stated Doug Drysdale, Chief Executive Officer of Cybin.

About Cybin

Cybin is a leading biotechnology company focused on progressing psychedelic therapeutics by utilizing proprietary drug discovery platforms, innovative drug delivery systems, novel formulation approaches and treatment regimens for psychiatric disorders.

Cautionary Notes and Forward-Looking Statements

Certain statements in this news release related to the Company are forward-looking statements and are prospective in nature. Forward-looking statements are not based on historical facts, but rather on current expectations and projections about future events and are therefore subject to risks and uncertainties which could cause actual results to differ materially from the future results expressed or implied by the forward-looking statements. These statements generally can be identified by the use of forward-looking words such as "may", "should", "could", "intend", "estimate", "plan", "anticipate", "expect", "believe" or "continue", or the negative thereof or similar variations. Forward-looking statements in this news release include statements regarding enhanced liquidity, the value of additional capital markets exposure, access to institutional and retail investors, the Company's new strategic brand messaging campaign, and psychedelic drug development programs to potentially treat mental health disorders. There are numerous risks and uncertainties that could cause actual results and Cybin's plans and objectives to differ materially from those expressed in the forward-looking information. Actual results and future events could differ materially from those anticipated in such information. These and all subsequent written and oral forward-looking information are based on estimates and opinions of management on the dates they are made and are expressly qualified in their entirety by this notice. Except as required by law, the Company does not intend to update these forward-looking statements.

Cybin makes no medical, treatment or health benefit claims about Cybin's proposed products. The U.S. Food and Drug Administration, Health Canada or other similar regulatory authorities have not evaluated claims regarding psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceutical products. The efficacy of such products have not been confirmed by approved research. There is no assurance that the use of psilocybin, psychedelic tryptamine, tryptamine derivatives or other psychedelic compounds or nutraceuticals can diagnose, treat, cure or prevent any disease or condition. Vigorous scientific research and clinical trials are needed. Cybin has not conducted clinical trials for the use of its proposed products. Any references to quality, consistency, efficacy and safety of potential products do not imply that Cybin verified such in clinical trials or that Cybin will complete such trials. If Cybin cannot obtain the approvals or research necessary to commercialize its business, it may have a material adverse effect on Cybin's performance and operations.

The NEO Exchange has neither approved nor disapproved the contents of this news release and is not responsible for the adequacy and accuracy of the contents herein.

Contacts

Investor Contacts:

Tim Regan/Scott Eckstein

KCSA Strategic Communications

Cybin@kcsa.com

Lisa M. Wilson

In-Site Communications, Inc. lwilson@insitecony.com

Media Contacts:

John Kanakis

Cybin Inc.

John@cybin.com